 June 24, 2014

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.,

Washington, D.C. 20549-3561

Attention:              Justin Dobbie

                                Legal Branch Chief

Re:                          Comment Letter dated May 14, 2014

                                Embraer S.A.

                                Registration Statement on Form F-4

                                Filed April 18, 2014

                                File No. 333-195376

Dear Mr. Dobbie:

                                In connection with the comments from the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "Commission") to the Registration Statement on Form F-4, filed with the Commission on April 18, 2014, by Embraer Overseas Limited ("Embraer Overseas") and Embraer S.A. (the "Company"), as amended by Amendment No. 1 on Form F-3 to Form F-4 filed with the Commission on the date hereof by Embraer Overseas and the Company, the Company acknowledges that:

•         the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•         staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours

By: /s/ José Antonio de Almeida Filippo

Name: José Antonio de Almeida Filippo

Title: Executive Vice-President Corporate and Chief Financial Officer

cc:	Donald E. Field – U.S. Securities and Exchange Commission
Frederico Pinheiro Fleury Curado – Embraer S.A.
Terena Rodrigues – Embraer S.A.
Marcia Sato – Embraer S.A.
Mr. Richard S. Aldrich, Jr. (Skadden, Arps, Slate, Meagher & Flom LLP)
Mr. Filipe B. Areno (Skadden, Arps, Slate, Meagher & Flom LLP)